CORMEDIX INC.

400 Connell Drive, Suite 5000
Berkeley Heights, New Jersey 07922

October 22, 2018

Via EDGAR Delivery

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
CorMedix Inc.

Registration Statement on Form S-3

File No. 333-227846

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CorMedix Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, October 23, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Alexander Donaldson at (919) 781-4000.

Very truly yours,

CORMEDIX INC.

By:	/s/ Robert W. Cook
Robert W. Cook
Chief Financial Officer